Tsevni Real Estate Group, Inc.
8018 East Santa Ana Canyon Road, Suite 100-148
Anaheim, CA 92808

August 24, 2012

Via Edgar Transmission

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:               Tsevni Real Estate Group, Inc.
                     Registration Statement on Form S-1
                     File No. 333-140924

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Tsevni Real Estate Group, Inc. (the “Company”) hereby requests the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-140924) initially filed with the Securities and Exchange Commission (the “Commission”) on February 27, 2007, together with all amendments and exhibits thereto (the “Registration Statement”) with such request to be approved effective as of the date hereof or at the earliest practical date thereafter.  The Registration Statement has not been declared effective, and the Company confirms that no securities have been sold pursuant to the Registration Statement.

The Company requests withdrawal of the Registration Statement because it has determined not to pursue the sale of the securities covered by the Registration Statement at this time.  The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477 (a) under the Securities Act.

If you have any questions, please contact the undersigned at (714) 398-8004.

Tsevni Real Estate Group, Inc.

/s/ Gerda Shupe
Gerda Shupe
President and Chief Executive Officer